Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Air Lease Corporation:

We consent to the use of our reports dated February 22, 2021 with respect to the consolidated balance sheets of Air Lease Corporation and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California
May 7, 2021